September 13, 2019

Kai Haakon E. Liekefett, Esq.
Sidley Austin LLP
787 Seventh Avenue
New York, NY 10019

       Re:     AMAG Pharmaceuticals, Inc.
               Preliminary Consent Revocation Statement
               Filed September 10, 2019
               File No. 001-10865

               Soliciting Materials Files Pursuant to Exchange Act Rule 14a-12 Filed September 12, 2019
               File No. 001-10865

Dear Mr. Liekefett:

       We have reviewed the filing above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

       Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to the Company's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to the filing and the information you provide in response to this comment, we may have additional comments. All defined terms used in this letter have the same meaning as in the preliminary consent revocation statement unless otherwise indicated.

Consent Revocation Statement

Q: Why Am I Receiving This Consent Revocation Statement? Page 1

1. Please revise the disclosure here and throughout the consent revocation statement to reference the actual date, June 21, 2019, that Caligan became a stockholder.

Q: What Should I Do to Revoke My Consent..., page 2

2. Disclosure in this paragraph includes the phrase "REVOKE MY REQUEST." It appears the intention was to refer to "REVOKE MY CONSENT." Please advise.
 Kai Haakon E. Liekefett, Esq.
Sidley Austin LLP
September 13, 2019
Page 2

Q: What is the Effect of Delivering a Green Consent Revocation Card? Page 2

3. Please revise the disclosure here and on the consent revocation card itself to indicate the effect of marking "Do Not Revoke My Consent," including the effect such action has on a previously submitted consent.

4. Please revise the disclosure to indicate the legal basis for why an "Abstain" vote would have the effect of revoking a consent.

Reasons to Reject the Caligan Proposals, page 5

5. Disclosure indicates that the Company recommends the rejection of Proposal 4 because
       "we do not believe that indefinitely capping the size of the Board of Directors is clearly in the best interests of our stockholders." It is our understanding that the size of the Board is not capped "indefinitely." For example, if Proposal 4 passes, the Board size can be increased by a majority of the outstanding stockholder vote or by the Board (whether or not Proposal 5 passes). Please revise or advise.

Form of Consent Revocation

6. Please refer to the following disclosure: "If no box is marked for a proposal, the undersigned will be treated as having revoked its consent...." Please revise this
       statement to conform to the standards specified in Exchange Act Rule 14a-4(b), or advise.

Soliciting Materials Files Pursuant to Exchange Act Rule 14a-12

7. The included press release contains the statement "...[the Company] is concerned that certain actions pushed by Caligan may be destructive to the long-term value of the
       Company." Please identify such actions and provide support for such opinion or refrain from making such generalized statements in future filings.

                                            *    *    *

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Kai Haakon E. Liekefett, Esq.
Sidley Austin LLP
September 13, 2019
Page 3

       Please contact me at (202) 551-3444 with any questions.

                                                          Sincerely,

                                                          /s/ Perry J. Hindin

                                                          Perry J. Hindin
                                                          Special Counsel
                                                          Office of Mergers and
Acquisitions